BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone:  212-250-4599           Church Street Station
                                   New York, NY  10008

                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     Texas Instruments  Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                         Sincerely,

                         Damian P. Reitemeyer

Enclosures









             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                      (Amendment No.2)*


                   Texas Instruments Inc.
           _______________________________________
                       NAME OF ISSUER:
               Common Stock (Par Value $1.00)
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          882508104
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


              (Continued on following page(s))

                      Page 1 of 8 Pages

CUSIP No.  882508104                    Page 2 of 8 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, (as Trustee for various trusts, and employee benefit plans, and investment advisor), and its indirectly wholly owned subsidiaries BT Variable, Inc. and Bankers Trust International, PLC. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [x]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

   Bankers Trust New York Corporation, Bankers Trust
Company, and BT Variable Inc. are New York Corporations.
Bankers Trust International PLC is a London Corporation.

 NUMBER OF     5. SOLE VOTING POWER

  SHARES   Bankers Trust Company         2,067,063 shares
           BT Variable Inc.                      0 shares
           Bankers Trust International PLC  35,200 shares
                                         2,102,263 shares

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY  Bankers Trust Company             8,000 shares
           BT Variable Inc.                 27,000 shares
           Bankers Trust International PLC       0 shares
                                            35,000 shares

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING  Bankers Trust Company         3,614,135 shares
           BT Variable Inc.                 27,000 shares
           Bankers Trust International PLC  35,200 shares
                                         3,676,335 shares


 PERSON        8. SHARED DISPOSITIVE POWER

  WITH     Bankers Trust Company              6,000 shares
           BT Variable Inc.                       0 shares
           Bankers Trust International PLC        0 shares
                                              6,000 shares






CUSIP No.  882508104                    Page 3 of 8 Pages


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

           Bankers Trust Company         3,620,135 shares
           BT Variable Inc.                 27,000 shares
           Bankers Trust International PLC  35,200 shares
                                         3,682,335 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES *
                             [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         Bankers Trust Company            1.9%
         BT Variable Inc.                 0.0%
         Bankers Trust International PLC  0.0%
                                          1.9%

12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Variable, Inc. - IC
     Bankers Trust International PLC - CO
CUSIP No.  882508104                    Page 4 of 8 Pages

             DISCLAIMER OF BENEFICIAL OWNERSHIP

THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK CORPORATIONS OR BANKERS TRUST COMPANY, AS TRUSTEE (THE BANK ), IS, FOR THE PURPOSE OF SECTION 13(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET FORTH IN ITEM 4(a)
(iv) HEREOF.

Item 1(a)      NAME OF ISSUER:

                   Texas Instruments Inc.

Item 1(b)      ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE
OFFICES:

               13500 North Central Expressway
                       P.O. Box 655474
                   Dallas, TX  75265-5474

Item 2(a)      NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor, and indirectly wholly-owned subsidiaries BT Variable, Inc. and Bankers Trust International, PLC

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               280 Park Avenue
               New York, New York  10017

Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation, Bankers Trust
Company, as Trustee for various trusts, and employee benefit plans, and investment advisor, and BT Variable, Inc. are corporations incorporated in the State of New York with their principal business offices located in New York.
Bankers Trust International, PLC, is incorporated in England with its principal business office located in London.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

          Common Stock (Par Value $1.00) of Texas
Instruments Inc., a Delaware corporation.


Item 2(e)    CUSIP NUMBER:

          882508104

CUSIP No.  882508104                    Page 5 of 8 Pages


Item 3         THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company, and Bankers Trust
International PLC

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Variable Inc.,

     (c)  [X] Insurance Company as defined in Section
3(a)(19) of the Act

Item 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:

     As of December 31, 1995:

     (i) Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, investment advisor
     (the Bank ) was the beneficial owner of 3,620,135 shares of common stock;

     (ii) Bankers Trust International PLC, a wholly owned subsidiary of Bankers Trust Company was the beneficial owner of 35,200 shares of common stock;

     (iii) BT Variable, Inc., a wholly owned subsidiary of Bankers Trust Company was the beneficial owner of 27,000 shares of common stock;

     (iv) Bankers Trust Company was alsothe record owner of 17,095,662 shares held by the Bank as Trustee of the Texas Instruments Inc. Employee Universal Profit
     Sharing Plan (the Plan ) with respect to which the bank disclaims beneficial ownership.

      The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants accounts and unvoted shares. Since, in the view of the Bank and Bankers Trust New York Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers Trust New York Corporation hereby disclaim beneficial ownership of such securities.
CUSIP No. 882508104                     Page 6 of 8 Pages
     (b)  PERCENT OF CLASS:

     The common stock described in Item 4(a) above as to which the Bank, as trustee, BT Variable, Inc., and Bankers
Trust International PLC acknowledges beneficial ownership constitutes 1.9% of the Issuer s outstanding Common Stock.
The Common Stock as to which the Bank disclaims beneficial ownership constitutes 9.1% of the Issuer s outstanding
Common Stock.

     (c)  Number of shares as to which the Bank has:
          (i)  sole power to vote or to direct the
                vote -
          Bankers Trust Company, as trustee for various
          trusts, and employee benefit plans 2,067,063
          shares
          BT Variable Inc. 0 shares
          Bankers Trust International PLC 35,200 shares
               TOTAL SHARES             2,102,263

          (ii)  shared power to vote or to direct the
                 vote -
          Bankers Trust Company, as trustee for various
          trusts, and employee benefit plans 8,000 shares
          BT Variable Inc.  27,000 shares
          Bankers Trust International PLC  0 shares
               TOTAL SHARES             35,000

          (iii)  sole power to dispose or to direct the
                  disposition of -
          Bankers Trust Company, as trustee for various
          trusts, and employee benefit plans 3,614,135
          shares
          BT Variable Inc.  27,000 shares
          Bankers Trust International PLC  35,200 shares
               TOTAL SHARES             3,676,335

           (iv)  shared power to dispose or to direct
                   the disposition of -
          Bankers Trust Company, as trustee for various
          trusts, and employee benefit plans 6,000 shares
          BT Variable Inc.  0 shares
          Bankers Trust International PLC  0 shares
               TOTAL SHARES             6,000

Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:[ ]

Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

          The Issuer s Plan, and various trusts, and
employee benefit plan for which the Bank serves as
Trustee, and accounts for which the Bank serves as
investment advisor, have the right to receive
and/or the power to direct the receipt of
dividends from, or the proceeds from the sale of,
such securities.
CUSIP No. 882508104                     Page 7 of 8 Pages


Item 7         IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS
OF THE GROUP:

          Not applicable.

Item 9         NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable
CUSIP No. 882508104                     Page 8 of 8 Pages


Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          as of December 31, 1995


Signature:     Bankers Trust New York Corporation

By:       /s/James T. Byrne, Jr.
Name:              James T. Byrne, Jr.

Title:             Secretary

Signature: Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor.


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary

Signature:     BT Variable Inc.

By:       /s/Myles Tashman
Name:     Myles Tashman

Title:             Secretary

Signature:     Bankers Trust International PLC

By:       /s/Claire Backhouse
              Claire Backhouse

Title:             Secretary

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Variable, Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                  Whitewood Properties Corp

                              |
                            100%
                              |

                      BT Variable, Inc.


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust International PLC is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

              Bankers International Corporation

                              |
                            100%
                              |

                BT Holdings (Europe) Limited

                              |
                            100%
                              |

             Bankers Trust Holdings (UK) Limited

                              |
                            100%
                              |

                Bankers Trust Investments PLC

                              |
                            100%
                              |

               Bankers Trust International PLC